EXHIBIT 99.1

Equinor ASA: Ex dividend third quarter 2023 today

The shares in Equinor ASA (OSE: EQNR; NYSE: EQNR) will as from today be traded excluding the third quarter 2023 cash dividend as detailed below.

Ex-date: 14 February 2024

Ordinary cash dividend amount: 0.30

Extraordinary cash dividend amount: 0.60

Announced currency: USD

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.